# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOMINARI HOLDINGS INC., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001538372
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP,, 1345 6th Avenue, New York, New York (NY), 10105, (212) 370-1300

## Reporting persons
- Anthony Hayes (CIK 0001538372): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 9,753,814; shared voting power 0; sole dispositive power 9,753,814; shared dispositive power 0; aggregate amount beneficially owned 9,753,814 (35.3% of the class)
  Comment: 1) Of the 9,753,814 shares reported as beneficially owned with sole voting and dispositive power, 116,248 shares reported are indirectly owned by the Reporting Person's Rollover IRA and 9,637,566shares are owned directly by the Reporting Person, including 5,000,000 shares and 2,971 shares underlying stock options, which are exercisable within 60 days upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026. The Reporting Person exercises control over the Rollover IRA, and as such, has voting and investment power over the shares held by the Rollover IRA. This excludes an aggregate of 576,368 shares issuable pursuant to certain warrants purchased by the Reporting Person in connection with the Issuer's private placement offering, which are not currently exercisable due to certain beneficial ownership limitations.
  
  (2) Row 13 is calculated based on an aggregate of 27,613,781 shares of Common Stock which includes 22,613,781 shares of Common Stock of the Issuer outstanding as of March 20, 2026 and an aggregate of 5,000,000 shares of Common Stock issuable upon exercise of the stock option held by the Reporting Person under the Issuer's 2022 Equity Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: DOMINARI HOLDINGS INC.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, New York, New York (NY), 10022
Comment: EXPLANATORY NOTE This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is filed to amend the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission on December 28, 2023 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on June 13, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed on January 3, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D filed on February 12, 2025 ("Amendment No. 3"), as amended by Amendment No. 4 to Schedule 13D filed on February 21, 2025 ("Amendment No. 4"), as amended by Amendment No. 5 to Schedule 13D filed on March 25, 2025 ("Amendment No. 5"), as amended by Amendment No. 6 to Schedule 13D filed on April 16, 2025 ("Amendment No. 6"), as amended by Amendment No. 7 to Schedule 13D filed on May 6, 2025 ("Amendment No. 7") and together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, Amendment No. 6, Amendment No. 7 (the "Schedule 13D"). This Amendment No. 8 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Anthony Hayes (the "Reporting Person"). The Reporting Person is the Chief Executive Officer and the Chairman of the board of directors (the "Board") of the Issuer.
Residence or business address: The address of the principal office of the Reporting Person is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York 10022.
Present principal occupation or employment: The Reporting Person is a stockholder, Chairman of the Board and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented with the following: On January 7, 2026, the Reporting Person was granted 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. The grant was originally subject to stockholder approval of an amendment to the 2022 Equity Incentive Plan, which was obtained on March 4, 2026, and registration of the shares on Form S-8, which occurred on March 13, 2026. On March 18, 2026, instruction of issuance of the shares were sent to the transfer agent, the confirmation of issuance was received on March 23, 2026. The amendment to 2022 Equity Incentive Plan of the Issuer is described in Reports of the Issuer on Forms 8-K, 10-Q or 10-K, as applicable, and the Reporting Person's filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented with the following: The transaction giving rise to the filing of this Amendment No. 8 is the Reporting Person grant of 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. Except as disclosed in this Item 4, the Reporting Person has no current plan or proposal which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) As of the date hereof, the Reporting Person may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 9,753,814shares of Common Stock, which represents approximately 35.3% of the shares of Common Stock outstanding. This amount includes 116,248 shares that are held indirectly by the Reporting Person's Rollover IRA, and 9,637,566 shares that are owned directly by the Reporting Person, including 5,000,000 shares and 2,971 shares underlying stock options, which are exercisable upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026. This excludes an aggregate of 576,368 shares issuable pursuant to certain warrants purchased by the Reporting Person in connection with the Issuer's private placement offering, which are not currently exercisable due to certain beneficial ownership limitations. The foregoing beneficial ownership percentage is calculated based on an aggregate of 27,613,781 shares of Common Stock which includes 22,613,781 shares of Common Stock of the Issuer outstanding as of March 20, 2026 and an aggregate of 5,000,000 shares of Common Stock issuable upon exercise of the stock option held by the Reporting Person under the Issuer's 2022 Equity Incentive Plan.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) (a)-(b) As of the date hereof, the Reporting Person may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 9,753,814 shares of Common Stock, which represents approximately 35.3% of the shares of Common Stock outstanding. This amount includes 116,248 shares that are held indirectly by the Reporting Person's Rollover IRA, and 9,637,566 shares that are owned directly by the Reporting Person, including 5,000,000 shares underlying a stock option, which are exercisable upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026. This excludes an aggregate of 576,368 shares issuable pursuant to certain warrants purchased by the Reporting Person in connection with the Issuer's private placement offering, which are not currently exercisable due to certain beneficial ownership limitations. The foregoing beneficial ownership percentage is calculated based on an aggregate of 27,613,781 shares of Common Stock which includes 22,613,781 shares of Common Stock of the Issuer outstanding as of March 20, 2026 and an aggregate of 5,000,000 shares of Common Stock issuable upon exercise of the stock option held by the Reporting Person under the Issuer's 2022 Equity Incentive Plan.
Transactions in the class effected during the past sixty days: The following transactions in the shares of Common Stock were conducted by the Reporting Person within the past sixty (60) days: On January 7, 2026, the Reporting Person was granted 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. The grant was originally subject to stockholder approval of an amendment to the 2022 Equity Incentive Plan, which was obtained on March 4, 2026, and registration of the shares on Form S-8, which occurred on March 13, 2026. On March 18, 2026, instruction of issuance of the shares were sent to the transfer agent, the confirmation of issuance was received on March 23, 2026.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In his capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer's 2022 Equity Incentive Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years. The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 8, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes/Chief Executive Officer and Chairman of the Board (03/26/2026)